Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

An article in the Kansas City Business Journal, dated October 29, 2026, included the below quotes from J. Mariner Kemper, Chairman of the Board of Directors and Chief Executive Officer of UMB Financial Corporation.

Kemper: UMB’s deal for El Dorado Savings Bank represents right fit, great opportunity

UMB Financial sees a lot of opportunity in its acquisition of Sacramento-based El Dorado Savings Bank. UMB’s headquarters is at 1010 Grand Blvd. in Downtown.

By James Dornbrook – Staff Writer, Kansas City Business Journal

Oct 29, 2026

Story Highlights

What’s This?

•	UMB Financial Corp. announces $506 million acquisition of El Dorado Savings Bank.

•	The deal adds $2.4 billion in assets and 35 California and Nevada branches.

•	Mariner Kemper says El Dorado’s low-cost deposits offer lending growth opportunities.

UMB Financial Corp. Chairman and CEO Mariner Kemper is confident the deal to acquire California-based El Dorado Savings Bank will clear the remaining hurdles because it’s a great fit for both entities.

The $506 million deal for El Dorado, announced Wednesday, will deliver $2.4 billion in assets and 31 branches in Sacramento and the Sierra Nevada area in California, plus four in Nevada.

It also brings $2.1 billion in deposits, with the average life of a depositor at 14 years, so it’s sticky money. The bank carries only $487.9 million in loans and leases on its books, meaning Kansas City-based UMB (Nasdaq: UMBF) would have lots of room to use those deposits to make loans.

“The cost of their deposits is very low, and the bank is under levered, only 24% lent up,” Kemper said. “So there’s a lot of opportunity to put that money to work in the communities with our products and our services. It will also lift our retail business, making it larger. It’s a 13% increase in our retail deposits as a company. ... And we’re really excited about Nevada because their branch network is around Lake Tahoe, where there is a lot of wealth, and their business is already benefiting from that.”

Mariner Kemper is chairman and CEO of UMB Financial Corp.

It’s not a done deal, though. El Dorado is a federal savings association, also known as a thrift. Depositors and borrowers collectively own it, rather than outside shareholders, and two-thirds of outstanding shares must approve the deal.

Shareholders rejected PacWest Bancorp’s 2019 merger attempt. That deal had an overall value of $466.7 million, consisting of 12.81% cash and 87.19% stock. Before the shareholder vote, the market hammered bank stocks,and the Federal Reserve began cutting interest rates, squeezing bank margins. PacWest’s stock price dropped roughly 28%, spurring El Dorado shareholders’ rejection.

Kemper said UMB’s deal structure can weather a storm like that. Its cash-and-stock offer is valued at $506 million — 52% cash, 48% stock.

“(PacWest) had only 13% cash in that deal,” Kemper said. “Our deal is over 50% cash, so it removes a lot of market risk. It’s just different, too. Their stock was down 28% right after their announcement. So they had more hurdles and challenges. They were also more similarly sized, where this is a small transaction for us as a $73 billion bank. So from my vantage point, there are no guarantees in life, but we have no concern at all about this closing.”

UMB entered the California market in January 2025 through the acquisition of Heartland Financial USA Inc., which included Premier Valley Bank in California. It had branches throughout California’s Central Valley and Central Coast regions, giving UMB a presence in the Fresno and Yosemite area, plus important agricultural areas.

El Dorado would give UMB a more urban presence, particularly opportunities to serve commercial and small business clients in the Sacramento area.

“We’re going to take our time, but we’ll be able to build more branches in Sacramento, hire people, and that’s exciting,” Kemper said. “We like to be meaningful in the MSAs that we’re in, and all six markets they are in, they’re a top 10 player. In two of them, they’re No. 1. California is a top five economy in the world. So we’re super excited to leverage into that.”

Adding more in California and a presence in Nevada, a new state for UMB, stretches its footprint from Illinois all the way to the coast. The only Western states it’s missing are Montana, Wyoming, Oregon and Washington.

“Our real goal would be to get bigger in the states and markets that we’re already in, but we’ll stay opportunistic,” Kemper said. “If something opportunistic comes along in Washington or Oregon, we would look at it, but we have plenty to do right under our noses in the markets that we’re in and to just execute. We don’t need M&A to execute our strategy. Without it, we’re already seeing double-digit loan growth, near double-digit deposit growth and low charge-offs, so we don’t need M&A to continue to provide industry leading shareholder value, but it doesn’t hurt.”

In Kansas City, UMB is far and away the market leader for deposits, holding 35.6% of the $99 billion in local deposits as of June 30. No. 2 Commerce Bank has 10.25%.

Cautionary Note Regarding Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), El Dorado Savings Bank, F.S.B. (“El Dorado”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving UMB and El Dorado (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to a right to terminate the definitive merger agreement relating to the Transaction; the outcome of any legal proceedings that may be instituted against UMB or El Dorado; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and El Dorado operate; instability in global economic conditions and geopolitical matters and impacts related to or resulting from instability in the Middle East and Russia’s military action in Ukraine; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and UMB’s business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including UMB’s bank subsidiary, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require UMB to sell investment securities at a loss; changing interest rates which could negatively impact the value of UMB’s portfolio of investment securities; the loss of value of UMB’s investment portfolio which could negatively impact market perceptions of UMB and could lead to deposit withdrawals; the effects of social media on market perceptions of UMB and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, the Office of the Comptroller of the Currency, the Federal Reserve, the FDIC, the Consumer Financial Protection Bureau and state-level regulators; the ability to promptly and effectively integrate the businesses of UMB and El Dorado; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or El Dorado’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities to merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, El Dorado’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, El Dorado’s or the combined company’s results.

All forward-looking statements attributable to UMB or persons acting on UMB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and UMB does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB updates one or more forward-looking statements, no inference should be drawn that UMB will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025 (available at https://www.sec.gov/Archives/edgar/data/101382/000119312526076496/umbf-20251231.htm), and its other filings with the SEC.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.